Exhibit 99.3

Magna International Inc.

Q1 2026 RESULTS WEBCAST TRANSCRIPT

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International Inc.; Vice President of Investor Relations

Seetarama Kotagiri

Magna International Inc.; Chief Executive Officer & Director

Philip Fracassa

Magna International Inc.; Executive Vice President & Chief Financial Officer

PARTICIPANTS:

Alex Perry

Bank of America; Director, Head of North American Autos Equity Research

James Picariello

BNP Paribas; Analyst

Dan Levy

Barclays Bank; Analyst

Chris McNally

Evercore ISI Institutional Equities; Senior Managing Director

Joseph Spak

UBS; Managing Director

Thomas Ito

RBC Capital Markets; Analyst

Emmanuel Rosner

Wolfe Research; Analyst

Colin Langan

Wells Fargo Securities; Director

Andrew Percoco

Morgan Stanley; Head of North America Autos and Shared Mobility Research

Jonathan Goldman

Scotiabank Global Banking and Markets; Analyst

Mark Delaney

Goldman Sachs Group, Inc.; Analyst

Michael Glen

Raymond James; Managing Director

Magna International Inc.

First Quarter 2026 Results Webcast

PRESENTATION:

Operator^ Ladies and gentlemen, thank you for standing by. (Operator Instructions) At this time, I would like to welcome everyone to Magna International First Quarter 2026 Results Webcast and Conference Call. (Operator Instructions)

I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations. Louis, please go ahead.

Louis Tonelli^ Thanks, Operator. Hello everyone. And welcome to our conference call covering our Q1 2026 results.

Joining me today are Swamy Kotagiri and Phil Fracassa.

Yesterday our Board of Directors met and approved our financial results for the first quarter of '26 and our updated outlook. We issued a press release this morning outlining both of these.

You'll find today's press release, the conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer.

Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I'll pass it over to Swamy.

Magna International Inc.

First Quarter 2026 Results Webcast

Seetarama Kotagiri^ Thank you, Louis. Good morning everyone. And thank you for joining us today. We appreciate your time and interest.

Let's get started.

Overall, I was very pleased with our strong Q1 2026 results, where we drove margin expansion with disciplined execution.

In the quarter, sales were up 3% with weighted growth over market of 3%. Adjusted EBIT was up 58% with adjusted EBIT margin expanding 190 basis points to 5.4%, and adjusted EPS rose 77% to $1.38.

We continue to demonstrate traction from our operational excellence initiatives across the company.

Our robust cash flow reflects improved operating performance. We generated $677 million in operating cash flow and $372 million in free cash flow.

In addition to strong earnings growth, our team did a great job securing additional commercial recoveries related to previous EV investments.

Moody's recently reaffirmed its A3 credit rating for Magna and improved the outlook to stable. We ended the quarter with a 1.5x rating agency leverage ratio ahead of our expectations with $1.6 billion in cash on hand.

Our 2026 outlook reinforces our confidence in our margin, EPS and cash flow trajectory. We continue to expect weighted sales growth over market of about 1.5% at the midpoint. We are reaffirming our prior outlook ranges for adjusted EBIT margin, adjusted EPS and free cash flow.

While the situation in the Middle East introduces some uncertainty, we have a track record of navigating external disruptions, and we are confident in our ability to execute on what's within our control. Importantly, we expect to mitigate most cost headwinds over time.

Magna International Inc.

First Quarter 2026 Results Webcast

We remain focused on executing our proven capital allocation framework. We continue to invest in our business to support further profitable organic growth while returning $575 million in capital including $440 million in stock repurchases to shareholders in the quarter.

At the end of March, we had about 17 million shares remaining and available for repurchase under our NCIB. We plan to repurchase the remaining shares during 2026.

We recently announced the margin accretive dispositions of our lighting and rooftop systems businesses. The transactions are consistent with our long-standing principles around portfolio management.

We have highlighted in the past that we manage our portfolio using an objective set of criteria and regularly assess our product lines based on their addressable markets, market positions and returns.

Specifically, we want to participate in meaningful or growing markets with stable, or growing profit pools, strong or a clear path to strong market positions, profitable growth and sustainable competitive advantage. This has long been a key principle that ensures that we manage Magna for long-term success.

The dispositions allow us to streamline the portfolio and focus on businesses that advance our long-term growth, margin and return objectives. The transactions are expected to close in the second half of the year.

In our outlook, we have removed about $350 million of sales with minimal earnings and free cash flow impact.

One example of our team's execution and innovation is the recent expansion of our hybrid driveline portfolio with the introduction of a dedicated hybrid drive for range-extended electric vehicles. The new system offers several advantages including reduced size, weight and system cost, multiple operating modes and applicability across a broad range of vehicle segments. It underscores our commitment to providing OEMs with adaptable driveline solutions that support a wide range of vehicle performance and market expectations.

Magna International Inc.

First Quarter 2026 Results Webcast

Our team continues to partner closely with our OEM customers to deliver solutions that support Magna's growth.

With that in mind, I would like to highlight a couple of recent complete vehicle EV program launches in Austria for China-based OEMs. This past quarter, we launched a second complete vehicle program for GAC, we also recently launched a third model, the P7+ for XPENG.

Since September of 2025, we have now launched five vehicle models for these two China-based OEMs.

More recently, we were awarded a fourth program with XPENG which will launch later this year. This reinforces Magna's strong position in vehicle manufacturing and highlights the value of our flexible state-of-the-art production process, enabling fast-to-market, high-quality vehicles for any customer in the European market.

Recently, Magna was once again recognized by Ethisphere as one of the World's Most Ethical Companies marking our fifth consecutive year of recognition. This reflects our ongoing commitment to integrity, ethical decision-making and doing what's right, something we are very proud of.

With that, I'll turn the call over to Phil.

Philip Fracassa^ Thank you, Swamy. And good morning, everyone.

I will begin on Slide 19 with a summary of our strong first quarter results.

Sales were $10.4 billion in the first quarter, up 3% from last year. Adjusted EBIT margin improved 190 basis points to 5.4%. Adjusted earnings were $1.38 per share, up 77%. And free cash flow was very strong at $372 million, up $685 million from last year. Each of these metrics came in ahead of our expectations.

Now I'll take you through some of the details.

Magna International Inc.

First Quarter 2026 Results Webcast

Let's start with sales on Slide 20.

First quarter sales were up 3% overall compared to last year. Excluding foreign currency translation, sales were down about 2%.

Global light vehicle production declined 7% in the quarter. On a Magna-weighted basis, we estimate light vehicle production was down about 5%. This translates to 3% growth over market for Magna consolidated and 5% growth over market, excluding complete vehicles.

Looking at the sales bridge, foreign currency translation was positive $520 million or about 5%, driven by a weaker U.S. dollar compared to last year.

Volumes, launches and other was relatively flat as lower light vehicle production, the end of production on certain programs including the Ford Escape and normal course customer price concessions were largely offset by the launch of new programs including the Ford Expedition Navigator, Mercedes-Benz CLA and Jeep Cherokee Recon and net favorable program sales mix.

Sales in complete vehicles, excluding foreign currency, declined $172 million despite higher unit volumes. The higher unit volumes reflected new assembly programs in Graz including with XPENG and GAC, where sales are recognized on a value-added basis. Volumes with other customers where sales are generally recognized on a full cost basis, declined year-over-year collectively. This resulted in net lower assembly sales dollars.

Engineering revenue was also lower, in line with our expectations.

Now let's move to EBIT on Slide 21.

First quarter adjusted EBIT was $558 million, an increase of $204 million or 58% from last year. Adjusted EBIT margin was 5.4%, up 190 basis points.

Looking at the pluses and minuses, our largest benefit came from operational performance, volume and other items, about 80 basis points. This reflects continued momentum from operational excellence and other cost reduction initiatives.

Magna International Inc.

First Quarter 2026 Results Webcast

We also benefited from prior restructuring actions and favorable net foreign exchange gains. These positives more than offset the impact of lower organic sales and unfavorable mix.

Equity income contributed around 70 basis points in the quarter, reflecting a favorable commercial settlement at one of our Power & Vision joint ventures that was originally planned for the second quarter.

Margins were also supported by higher sales, favorable mix as well as productivity and efficiency improvements.

Discrete items added around 55 basis points, driven mainly by lower warranty costs as we had a large expense accrual last year in Seating.

We also benefited from net favorable commercial items year-over-year in the quarter.

And finally, tariff costs net of recoveries, reduced margins by about 15 basis points. While recovery mechanisms are in place with some customers, discussions with most OEMs for 2026 are ongoing, and we are following the frameworks we established last year. We remain confident that our net tariff impact for 2026 will be similar to 2025. In other words, a roughly neutral impact to EBIT margin for the full year.

Looking below the EBIT line on Slide 22.

Interest expense was $13 million lower than last year due mainly to our strong first quarter free cash flow. This led to lower short-term borrowings and higher cash balances, resulting in lower net interest expense for the quarter.

Our first quarter adjusted tax rate was 23.8%, an improvement of 190 basis points versus last year. For the full year, we continue to forecast an adjusted tax rate of approximately 23%.

Magna International Inc.

First Quarter 2026 Results Webcast

Adjusted net income was $386 million, up $167 million or 76% from last year, driven mostly by the higher EBIT. And first quarter adjusted EPS was $1.38, up 77% from last year, mainly reflecting the higher net income as well as a slightly lower share count.

Next, let's take a brief look at our business segment performance which is summarized on Slide 23.

Three of our four segments posted higher sales year-over-year and growth above market in the quarter with a notable 6% year-over-year increase in Power & Vision. The exception on the sales line was complete vehicles, where sales declined 4% as net lower volumes on full cost programs and lower engineering revenue were only partially offset by favorable foreign currency translation and the benefit of recent value-added program launches with China-based OEMs.

Turning to EBIT. Body Exteriors & Structures, Power & Vision and Seating all posted notable year-over-year improvements in adjusted EBIT dollars and margins, reflecting strong operational execution.

Power & Vision also benefited from a favorable commercial settlement in equity income, while Seating benefited from lower warranty costs.

Complete Vehicles margin was lower than last year, but in line with our expectations, reflecting the impact of lower engineering revenue, offset partially by productivity and efficiency improvements.

Now let's look at cash flow on Slide 24.

In the first quarter, we generated $677 million in cash from operations, an increase of $600 million from last year. Operating cash flow in the current period includes over $450 million in balance sheet-related customer recoveries for certain EV programs in North America. We had originally expected to receive most of these recoveries later in 2026.

Magna International Inc.

First Quarter 2026 Results Webcast

Investment activities in the quarter included $219 million in CapEx, representing 2.1% of sales and $168 million for investments, other assets and intangibles, offset partially by proceeds from normal course asset dispositions.

Netting everything out, we generated free cash flow of $372 million in the quarter, above our expectations and the most cash we have ever generated in the first three months of the year.

We continue to return capital to shareholders in the first quarter with $135 million in dividends, along with $440 million in share buybacks.

We repurchased 7.6 million shares during the quarter under our NCIB authorization which left us with close to 17 million shares remaining at the end of March. We're planning to repurchase those shares before the NCIB expires in early November.

Turning to Slide 25.

Our balance sheet and capital structure remain strong. At the end of March, we had almost $5 billion in total liquidity including $1.6 billion of cash on hand. Our rating agency leverage ratio was 1.5x on March 31, better than we anticipated three months ago. This puts Magna in a great position to continue our share repurchase strategy in 2026 and beyond.

And we're pleased to note that Moody's recently affirmed Magna’s A3 investment-grade credit rating with an improved outlook of stable.

Next, let me cover our current outlook on Slide 26.

Compared to our February outlook, we've reduced our North American production forecast by around 100,000 units to $14.9 million, and we reduced Europe by 200,000 units to $16.6 million, both reflecting current market conditions.

Our China production assumptions remain unchanged.

Magna International Inc.

First Quarter 2026 Results Webcast

We've also updated our currency assumptions to reflect recent exchange rates. We're now expecting a slightly stronger euro, Canadian dollar and Chinese yuan in 2026 as compared to our February outlook.

We continue to actively manage input costs and other volatility through commercial recoveries and cost actions. Our outlook reflects our current visibility into the balance of the year, and does not assume a prolonged geopolitical conflict in the Middle East.

Moving to Slide 27.

We are reaffirming our prior outlook ranges across key metrics including adjusted EBIT margin, adjusted EPS and free cash flow.

We have slightly lowered our sales outlook range for the updated light vehicle production estimate revisions we covered earlier along with the expected second half closings of the lighting and rooftop systems divestitures within Power & Vision, offset partially by the benefit of foreign currency translation from a weaker U.S. dollar.

We're also forecasting lower interest expense, reflecting the favorable timing of commercial recoveries which should result in less borrowings throughout the year. All other outlook metrics from February are unchanged.

Note that we continue to expect strong margin expansion with adjusted EBIT margin between 6% and 6.6% despite slightly lower sales. Adjusted EPS between $6.25 and $7.25 per share and free cash flow between $1.6 billion and $1.8 billion.

And while we don't provide a quarterly outlook, I would like to offer a framework for how we're thinking about EBIT and margin cadence for the rest of 2026.

We expect 2026 adjusted EBIT to be back half weighted with first half EBIT just under 45% of full year EBIT. We're taking a measured approach to the second quarter, given the ongoing geopolitical dynamics and the potential for near-term volatility with adjusted EBIT margins expected to be relatively flat with the second quarter of last year. That's it for the financial review.

Magna International Inc.

First Quarter 2026 Results Webcast

Now I'll turn it back to Swamy to wrap things up. Swamy?

Seetarama Kotagiri^ Thank you, Phil.

Before we take your questions, let me recap a couple of key points.

We had a strong start to 2026 with adjusted EBIT margin expansion, cash generation and solid weighted sales growth over market.

We are positioned for continued margin expansion and shareholder returns, supported by a solid 2026 outlook that is largely unchanged from February, reflecting our confidence in our operating performance.

We are executing a disciplined capital allocation strategy including significant return of capital and portfolio actions aligned with long-term value creation.

Most importantly, we remain highly confident in Magna's future.

We hope to see many of you in November at our investor event in New York City, where we will go into detail on our strategy, key initiatives and long-term financial outlook.

Thank you for your attention. Now operator, let's open it up for questions.

Operator^ (Operator Instructions) Your first question comes from Alex Perry with Bank of America.

Alex Perry^ Congrats on all the progress. I guess just first, I wanted to ask, can you give us an update on your raw material exposure. I guess, particularly on the resin side, what impact is expected on margins. Were there any other offsets that allowed you to keep your EBIT margin guidance? And how should we think about the flow-through there?

Philip Fracassa^ Sure, Alex. This is Phil. I'll start and then Swamy can chime in.

Magna International Inc.

First Quarter 2026 Results Webcast

Relative to raws, if we take a step back, if we look at exposures like steel and aluminum, as an example, we're largely protected through OEM resell programs and other pass-through mechanisms. The vast majority of our exposure here is covered.

On resins, it would be a little bit less. A meaningful portion would be covered by pass-throughs as well – not resale, but more pass-throughs. But think of it as sub-50%, so a little bit exposed there. But as resins move, we would do what we normally do, which is work with customers to recover the higher input costs.

Looking at the first quarter, I'd say we saw minimal impact on all of that. We saw a little bit of higher freight costs in the quarter, but minimal impact across other input costs. And as we talked about many times as we see input costs move, we typically recover on a lag basis.

So, to the extent oil stays high and resin stays high. We would work with our customers to recover that over time. And frankly, we would expect to recover the bulk of any swings over the course of the rest of the year.

Last comment I would make on we get a lot of questions on energy, particularly in Europe, but we're in a much better position now than we were, say, in 2022, we're hedged for about two-thirds of both our electricity and natural gas spend in Europe for this year and about 50% hedged for next year.

So, swings in costs near term, we're pretty well protected there as well.

Swamy anything?

Seetarama Kotagiri^ No. I think you covered it, Phil.

One thing that you might look at is the logistics and freight cost. But that's the reason why we talk in terms of ranges. We feel pretty confident based on everything that you said we would be able to contain it.

Alex Perry^ Really helpful. And then I guess, just my follow-up question. So the production outlook came down a bit, but you kept sort of all the segments the same other than Power & Vision which came down a bit. Maybe walk us through why that is and sort of how you're thinking about production and the various segments?

Magna International Inc.

First Quarter 2026 Results Webcast

Philip Fracassa^ Sure, Alex.

So what happened there was we had three things that happened in the outlook. First, we took the production estimates down, as you referenced which was a slight downward revision in the revenue, if you will. We took foreign currency up as we're modeling a slightly weaker U.S. dollar than before. And that sort of offset one another as compared to February across most of the segments.

And the one exception was P&V, where we also layered in the anticipated closing of lighting and rooftop systems in the second half, call it, near the end of the third quarter, of what we modeled. And that had the effect of bringing P&V revenue down about $40 million or so if you look at the outlook. But it was really FX and vehicle production offsetting one another in the other segments.

And honestly, the fact that we held the margins despite that because often times when foreign currency improves, we don't get the same incremental that we do when volume goes up or down. So we were able to offset that, hold the margin range where it was, hold the EPS range where it was. Just given how well the business was performing particularly in the first quarter of the year.

Alex Perry^ Best of luck going forward.

Operator^ Your next question comes from the line of James Picariello with BNP Paribas.

James Picariello^ Can you just speak to the favorable commercial item? Can you just provide more color on what actually took place? Was it unexpected for the full year? Or was it more of a timing shift within the year in terms of the ability to get that recovery which showed up in equity income, right?

Philip Fracassa^ Yes, exactly, James.

Magna International Inc.

First Quarter 2026 Results Webcast

So two things there, it was a recovery in the first quarter in equity income. It hit P&V, we had initially planned for it in the second quarter. So it wasn't a variance to the full year. It was a timing shift between Q2 and Q1. And it really related to recoveries for past investments in EV programs.

And just to kind of give you an order of magnitude, it was the bulk of the equity income improvement in margins year-over-year was probably 60 basis points of that improvement, was that item.

And again, hitting in P&V, you'll note that P&V had really strong performance in the quarter, revenue up, strong incremental margin on the revenue. But even excluding that item, the incrementals in P&V would have been quite strong on the order of 30% even without that item.

So P&V performed really well. Good growth across several different launches, good growth in some of our camera businesses, et cetera. And -- but to answer the question, it was a onetime item, but it was timing between Q2 and Q1.

James Picariello^ Okay. That's crystal clear. I appreciate that.

My apologies if I missed this in the prepared remarks. But for the lighting and rooftop divestiture, should we expect any proceeds from that? Or is it more of a partnership handoff type of an arrangement because it has neutral EBIT?

Seetarama Kotagiri^ James, as I said in the remarks, the transactions will be closing later this year, obviously subject to approvals. They are margin accretive because they were below the Magna average, I would say.

But it is a -- going back to the guiding principles, if you look at it from a strategic perspective in terms of market position, in terms of returns. We did not feel it was the right home and not the right path with us. That was the reason why the divestiture was done.

We'll continue to look at portfolio just like we've always said with an objective lens.

Magna International Inc.

First Quarter 2026 Results Webcast

Philip Fracassa^ Yes. Maybe just to round that out, James.

I would want to point out that on our GAAP results, we did have -- we did book the loss related to those divestitures in the first quarter just given where they were in terms of negotiations at the end of the quarter. So that was over a $400 million impairment that we took in the first quarter which would be in the GAAP results excluded from adjusted.

Seetarama Kotagiri^ And there are some modest proceeds that will be used in the normal course, James, right, in terms of the cash flow, looking at the balance sheet. And how it will be used for share repurchases.

James Picariello^ Is this the beginning of an ongoing pruning of the portfolio of smaller businesses? Or is this mainly a one-off? I'm just curious if there's anything strategic and sustained behind this type of sale for you guys?

Seetarama Kotagiri^ Yes. I don't think it is a onetime or it's -- if you go back into the last 10 years, you would have seen fuel pressure controls you have seen in a few years.

Honestly, James, is an ongoing process. We continue to look at it every year. Can't speculate or won't comment on future actions, but I can tell you this is really a very rigorous ongoing process.

Operator^ Your next question comes from the line of Dan Levy with Barclays.

Dan Levy^ So your guide assumes 35 to 40 basis points of operational excellence. And you just did in the first quarter, I think it's 80 basis points. I know there's other stuff in that category in your earnings bridge. But maybe you can just give us a sense within the quarter, why you were out punching on that 35 to 40 basis points, and what changes in subsequent quarters? Or is there potential upside on that 35 to 40 basis points?

Seetarama Kotagiri^ Yes. Dan, the 35 to 40 basis points that we talked about obviously encompasses a lot of things that go on. The specific larger operational excellence initiatives that I've mentioned in the past are really specific, for example, enterprise-wide digital architecture, data backbone, real-time performance management through data streaming, dashboards and scalable automation of material handling and so on and so forth.

Magna International Inc.

First Quarter 2026 Results Webcast

But beyond that, there are thousands of initiatives that every division looks at in terms of material savings, in terms of OEE improvements. You can't really put an exact cadence, definitely with some of the programs in place and feel comfortable the proliferation is a little bit accelerated. And it also depends on the cadence of how many ideas or VA/VE initiatives are in place in the fourth quarter and how they can materialize in Q1, right?

But all in all, I would say we feel pretty good about the 35, 40 basis points. And if the macros hold good, yes, we feel pretty good that we'll hit that and continue the path.

Philip Fracassa^ Yes. Dan, just two things I might add there.

We did accelerate really well last year with the operational excellence initiative. So probably a bit of a easier comp in the first quarter than maybe the comps will have as we move through the year, that would be one.

But I would say, stepping back, stronger than we expected performance on the operational excellence front in Q1.

So to your point about if we can keep that going, I would agree with you that, that would present some upside for us.

Seetarama Kotagiri^ And that's why I keep saying, as we look at the proliferation, we are still in the early innings of the Factory of the Future.

Dan Levy^ Great. Okay. And then I just wanted to follow up on James' question on the divestitures here. So I get there's constantly a portfolio review process to make sure that the products that you're in that you have a strong market position, that it’s a relevant market and these businesses didn't clear that threshold.

I guess I would just ask more broadly, the broader Magna portfolio, what percent of that would you deem to be in a market position that is not where it should be and where it's a tougher path to sort of getting to an appropriate market position? And how would you characterize Seating as it relates to your market position and path to improving the market position?

Magna International Inc.

First Quarter 2026 Results Webcast

Seetarama Kotagiri^ Yes. It's a long question, Dan. And you know it's a complex one.

As you look at most of the products, right, we're not really saying we have to be number one, but you need to have a meaningful market position. But along with it also good returns and good profitability. And it's not at any one point in time you have to look at it, you invest, you go through cycles. And if you see a good path and if you see good progress, we continue to stay on it.

Specifically to Seating’s position, we -- again, it's not just looking at it broadly at the global market. In North America, we have a good position. We have a good position in Europe. We have really a good position now in China. And more importantly, we have some really good innovation in terms of not just the product, but how we assemble the seat and how we take it forward.

And as part of this operational excellence or Factory of the Future initiatives, you'll start seeing that, hopefully, we can talk to you a little bit more when we see you in November for the Investor Day. But we feel pretty good, and we'll continue to see the traction of the profitability and the returns in that segment.

Operator^ Your next question comes from the line of Chris McNally with Evercore ISI.

Chris McNally^ Swamy, a little bit of a broader question around some of the risks in the second half of the year. And I know this is -- it's a high-arching question that I think everyone is getting asked.

But I'm curious your perspective, if you're more worried about sort of the known, unknowns in the second half or the unknown, unknown. So when I think about known unknowns, raw materials transport, second half volumes sort of the typical that you're truest duration of the issue of the conflict.

Magna International Inc.

First Quarter 2026 Results Webcast

But the unknown unknowns is the one that we are having the hardest time grappling with as investors in the sell side, things like memory availability, ship availability or just other disruptions.

Just maybe you could opine on those two buckets for what you're seeing sitting here in April?

Seetarama Kotagiri^ Yes. Chris, I'm going to use your terminology, knowns unknowns and unknowns.

Honestly, I think if it's a known entity variable like, for example, things that you just mentioned, at least have a scenario analysis and a playbook to say how we are going to address it. And that's the reason why we talk about Outlook in ranges and not specific numbers. The bigger question is the unknown unknowns, right?

Because you haven't thought about it. You might have some scenario planning, but it's not as granular. So those are the bigger questions.

If you look at DRAM. We are focused on it. We are tracking it. We're monitoring it. We're working with our customers. Continuity is the most important in terms of supply, we are doing that.

We are managing costs through sourcing actions and customer alignment. That we believe, if the world doesn't flip upside down, we can manage it within our outlook ranges. That's an example of something that is a scenario planning and we can address. Things that we don't know in terms of complete volatility, big macro issues, lack of certainty and volatility are the two things that you have to constantly worry about.

Chris McNally^ That's great. And if we could just double click on the one on memory because we obviously get this question a lot. We see obviously everything going on with AI and the hyperscalers.

But is it fair to summarize that the industry's view because I think that many companies have been asked is that right now on memory, there's more of an issue around price, meaning you may have had some contracts and basically memory providers are coming back and asking for closer to spot as opposed to contract. And that's some of the risk as opposed to literally pulling the volume which would not allow for cars to be made.

Magna International Inc.

First Quarter 2026 Results Webcast

Is that a fair summary of where the industry view is right now that there's a little bit more of this price discussion that want to be paid for spot as opposed to pulling volumes?

Seetarama Kotagiri^ The short answer, Chris, I would say your summary is correct in the short term, right? It's more a pricing and how we manage that, in terms of demand and keeping capacity and so on and so forth.

In the long term, you've got to look at design options and so on. In short, your summary is correct.

Operator^ Your next question comes from the line of Joe Spak with UBS.

Joseph Spak^ Phil, just sorry to go back to this, I just want to make sure I understand some of your comments on recoveries because it sounded like maybe it was on $60 million, $70 million of EBIT. I'm trying to just sort of figure out how that relates to in the report, it said the recovery for investments in the quarter was like $475 million in cash flow. So I just want to make sure those numbers are correct, but part of that recovery and the cash flow was not in the operating income.

And then on that recovery in the cash flow, just want to make sure that is what you sort of expected? And is that mostly done? Or do you still expect more cash recovery to come down the pike?

Philip Fracassa^ Yes. Thanks, Joe. Great question.

So I think you've got it right. So first of all, the 60 basis points or call it, $60-ish million, the equity income item was they did run through the P&L. But the $475 million that we called out in our MD&A was really balance sheet only.

Magna International Inc.

First Quarter 2026 Results Webcast

So the vast majority of that recovery was a balance sheet recovery. So getting sort of reimbursed for prior investments that we made that were sort of sitting on the balance sheet. So very little P&L impact from that.

And we did largely expect that in 2026, but just later in the year. There's maybe a little bit overall, for the full year, maybe a little bit higher than we previously anticipated. But so is there any more to come?

There's it's -- there's a little bit more we would expect between now and the end of the year, not of that same order of magnitude. It's reflected in the full year outlook as we continue to work with customers on other negotiations that are ongoing.

But the -- beyond that $60 million that ran through equity income, we had very little running through the P&L for the other recoveries. It was really just cash only.

Joseph Spak^ Okay. Really appreciate that clarification because I was having trouble connecting those two.

Second question, Swamy, and I apologize in advance because I don't want to put you in the middle of the geopolitical storm, but there have been reports of Chinese OEMs looking to maybe build vehicles in Canada. And I was wondering if you were able to comment on any conversations you might have or even more broadly, how you would view that potential opportunity?

Because obviously you mentioned some of the wins with the domestic Chinese, whether it's complete vehicles or others. So you have that good relationship there, and I was wondering how that could sort of spill over to this region?

Seetarama Kotagiri^ Yes. Joe, for the exact reason that you mentioned, I would like to remain a businessman and a capital allocator and not a policy commentator. So I won't comment on speculation.

I can say that Magna's model used to be neutral global partner to all OEMs. And we are not -- as you've heard me talk about it, we continue to win business in Europe with our complete vehicle assembly with all OEMs, today, it happens to be the Chinese OEMs and we continue to win business in China with Chinese OEMs.

Magna International Inc.

First Quarter 2026 Results Webcast

Any OEM continue -- that continues to grow in the ecosystem, we have an opportunity to supply Magna systems and components and also do vehicle assembly where possible.

Operator^ Your next question comes from the line of Tom Narayan with RBC Capital Markets.

Thomas Ito^ This is Thomas Ito on for Tom.

It looks like your guidance implies some pretty substantial margin uplift in B&S and Seating for the remainder of 2026. Just wondering, is this sort of just the timing of customer recoveries or are there other factors going on in these segments?

Philip Fracassa^ No. I mean I would say it's really continued progress on the operational excellence initiatives and then obviously getting really strong pull-through on revenue. The P&V was a -- we're expecting strong growth in P&V for the full year. We did have the item in the first quarter. So for the full year, the margins will be on the implied guide would be pretty close to the first quarter performance, but still really solid growth year-over-year.

And then in BES and Seating over the course of the rest of the year, I would expect the operational excellence really being the biggest item that's kind of sticking out relative to the improvement from Q1 through to Q4.

I don’t know, Louis, anything else to that?

Louis Tonelli^ No.

Thomas Ito^ Okay. Got it. And I guess as a quick follow-up, we saw another supplier announce some revenue impacts related to the IEEPA tariff adjustments. Could you just comment on whether any such adjustments are incorporated in that '26 guidance?

Magna International Inc.

First Quarter 2026 Results Webcast

Philip Fracassa^ Yes. I mean it's a great question and I figured we would get it.

So on tariffs, let's just take a step back. We came into the year based on last year's rate, if you will. We had about $160 million gross impact last year with run rate would have put us at around $200 million this year, again, looking to recover that from our customers, we had a lot of developments, IEEPA came out. 122 came in, we had some changes in 232.

Net-net, our gross exposures come down. So from $200 million, now we're thinking it's closer to last year's number actually right around $160 million.

Our net exposure relatively unchanged, and we still expect maybe a little bit better, but relatively unchanged. We still expect a margin headwind of less than 10 basis points, but year-over-year would be neutral in that scenario.

And then relative to the last element would be the refunds, I would say we are working to file those recent claims sort of as we speak. We're in the midst of filing them as we speak. And it's a good size number we talked about. It was probably over half of our tariff exposure, roughly half of our tariff exposure was IEEPA.

So as those refunds are filed, as those refunds come in, we didn't book any of those refunds in the first quarter. As refunds come in, we'll obviously work with our customers on that given that they funded -- they covered about 80% of our tariff costs last year. So we'll work with them as those refunds come in to make sure that they're allocated appropriately.

Operator^ Your next question comes from the line of Emmanuel Rosner with Wolfe Research.

Emmanuel Rosner^ I was hoping to follow up on the comments you made in the prepared remarks about the expected cadence of earnings this year. And in particular, I think you said Q2 margins would be broadly stable year-over-year.

Magna International Inc.

First Quarter 2026 Results Webcast

Can you just give us a few of the puts and takes in there? Is it -- is there some timing of things that shifted from Q2 into Q1? Or I guess, how should we think about the stable margin year-over-year this quarter?

Philip Fracassa^ Yes. I think it's relative to expectations, we had that equity income item that kind of moved from Q2 to Q1. But as we sort of set up the cadence for the rest of the year, we did -- we did, I would say, deliberately take a little bit more measured view on the second quarter, a little bit more cautious view, if you will. And so as you look at year-over-year at sort of the midpoint of the guide, we'd probably see a little bit of increase in revenue year-over-year with kind of a proportionate incremental margins, kind of keeping margins relatively flat.

We've got foreign currency as a positive in there which kind of come through us with a little bit lower margin, and then the volumes kind of coming down a little bit with a little bit bigger impact.

So really nothing more than that. The operational excellence continues, but it was really more just trying to be a little bit more measured in how we were thinking about the second quarter as kind of we're sitting here in time and space.

But as we look out to the rest of the year, still very confident in the full year guide, I'm very confident in the margins and earnings, et cetera.

And if you remember, in February, we talked about first half EBIT being kind of slightly above 40%. In this time around, we're probably seeing a little bit more front-half weighting on the EBIT, maybe sub 45%. So I think 43-ish kind of percent first half, second half, and that should kind of get you in the ballpark.

Emmanuel Rosner^ Okay. That's helpful. And then I was hoping to ask about your growth over market which I think you said you measure this as like three points for this quarter, I guess, for Q1 or 5x complete vehicle, still good conviction in -- I think 0% to 3% for the full year. Can you talk about some of the upcoming big launches that you have that will drive this growth of the market and potentially serve any sort of cadence within that?

Magna International Inc.

First Quarter 2026 Results Webcast

Seetarama Kotagiri^ Yes. Emmanuel, I think like you said, it's really a reflection of the launch activity. It's a bit of good program mix and also content growth across all our core segments.

So net-net, if you look at the end of production programs and compare it to the new production launches that we have which is many across these different geographic regions, different customers, different programs. And if you take the content, so that's positive in that math, right?

So that's the reason why we are seeing that. And the company's vehicles, you heard me talk about the specific program launches with GAC, with XPENG and the discussions continue.

Operator^ Your next question comes from the line of Colin Langan with Wells Fargo.

Colin Langan^ I just want to follow up again on the recovery impact. You mentioned the 60 basis points from JV. If I look at the slides in discrete items, it looks like half of the discrete items are also recoveries. So is there another $25 million, $30 million outside of the JV recoveries?

And then I thought last quarter, you had said that recoveries for the year were neutral, and yet we have a big help in Q1. So does that mean as we go into the second half, that there's headwinds as those recoveries are down year-over-year?

Philip Fracassa^ Yes. Thanks, Colin.

So on the first part of the question, yes, in the discrete items, we did see the favorable warranty costs which was a big item. And then we also had the net impact of -- we did have favorable commercial items as well which sort of spans the gamut of not just EV-related recoveries, but recoveries or other commercial matters as well.

And as you know that can sort of vary quarter-to-quarter. I think we did talk about coming into the year thinking we'd be largely neutral for the full year on the P&L with respect to recoveries.

Magna International Inc.

First Quarter 2026 Results Webcast

But on the cash, we did get a fair amount of cash for EV-related recoveries last year. I remember in the fourth quarter, we had a big cash inflow in the fourth quarter. So we did expect recoveries as it related to the EVs to be a fair bit comparable. So we do expect to be that way for the full year.

So we had -- it was more front-loaded this year with a little bit more backward than last year. But our guide of free cash flow of kind of $1.7 billion at the midpoint sort of implies about $1.3 billion for the rest of the year, and that will be, as always, is kind of back half weighted.

Louis Tonelli^ Yes. On the recovery -- the recovery related to equity income was kind of in the equity income in the [roll] between '25 and '26. So I guess it's just bucketing, we have that an equity income is part of the reason why we had higher margins this year, not in this kind of recovery. Recoveries we're talking about here are on a consolidated basis.

Colin Langan^ So you still expect recoveries to be neutral for the year and the initial anticipated (multiple speakers) around -- okay. And the initial guide did incorporate the JV help from (multiple speakers).

Philip Fracassa^ Yes.

Colin Langan^ And then just broadly, if I go into the second, I mean Q2 is supposed to be flat. Organic sales are -- I think the guide implies a fairly slightly down actually. You have $100 million sort of implied EBIT improvement. Kind of like we're out of some of the puts and takes outside of warranty JV incomes already kind of most of that good news in the initial guide is done.

So is it all just operational efficiencies or other items that are kind of going to add some help to kind of offset the -- at least at the midpoint, weaker sales?

Seetarama Kotagiri^ I would say some of it is as you talked about operational excellence, but as new programs come in, they have different economic terms, and there is a mix of, as I said, launches, right, that are happening towards the second half of the year. So I would say the combination of the two, Colin.

Magna International Inc.

First Quarter 2026 Results Webcast

Operator^ Your next question comes from the line of Andrew Percoco with Morgan Stanley.

Andrew Percoco^ I wanted to start out on your disposing of your lighting and rooftop systems business. But I kind of want to get a sense for, is there anything -- as we think about the evolving landscape, particularly around ADAS and AVs, are there any areas where you might want to grow your portfolio or add to the offerings that you currently have around that ecosystem?

Seetarama Kotagiri^ Yes. Andrew, I think I said that in the last couple of quarters, and we feel pretty good where we stand with our portfolio right now. I think the focus is really on organic growth and trying to get efficiencies up, get the traction that we have in operational excellence continue, focus on the cash flow and continue the journey right now.

But if there is some really good opportunity in terms of small tuck-ins that add value here and there. Obviously, we would be open to it. But our focus really is on continuing to keep the roadmap that we have in front of us for cash flow and good value.

Andrew Percoco^ Okay. That makes sense. And then maybe just around these recoveries. I'm curious like if you or the industry in general are planning to adjust how you maybe strike these contracts with your OEM partners going forward? I know there's been a big kind of rightsizing exercise in the industry around EV manufacturing capacity, but the OEMs are still very much committed to exploring new vehicle platforms.

So I'm just curious, as you guys think about that next cycle, how you might evolve that contracting structure to maybe avoid some of the overinvestment that we've seen in prior cycles?

Seetarama Kotagiri^ Yes. I don't know if we can change the decision of the OEMs, but we definitely can bring our opinion to the table. And there are cases where we have looked at different terms, right, that there is a sharing of capital deployment, let's say, looking at volumes and how we bank them there. In how we look at the step function of cadence as you go into the program rather than putting all the capacity upfront. There's several of those discussions, we are fortunate to have those strategic discussions with the customers.

Magna International Inc.

First Quarter 2026 Results Webcast

And as an industry, I think the big elephant in the room is like, how do you become good stewards of the capital, right? How do you extrapolate what's there? What's capacity that's existing, how to use it more efficiently rather than just adding more. But like you said, it's a two-way traffic, and we have many of those discussions.

Operator^ Your next question comes from the line of Jonathan Goldman with Scotiabank.

Jonathan Goldman^ Most of them have been asked already. I guess just one on the guidance. I think you talked about the rooftop and lighting business being below the Magna consolidated margin levels, but you maintained the margin guidance for the year. I would have thought the divestiture may have been margin accretive. So I just want to know what are the offsets there?

Seetarama Kotagiri^ So I think, Jonathan, good question. But we are looking at the broad picture of Magna, given the uncertainty in the market that we have. And what we're looking at, that's the range we are talking about.

Philip Fracassa^ Yes. The only -- yes, that's exactly right. The only thing I would add, Jonathan, is it was really we're talking about, call it, call it, three to four months of the year, so not a big number in the current year.

And the other point to keep in mind, too, is we took revenue up for currency which comes through at an EBIT margin, if you will. We took revenue down a little bit for volume which sort of comes out at an incremental or decremental if the case may be.

So there's a little bit of echo going on there, too, but there's no question to both P&V and to Magna as a whole that the divestitures would be modestly accretive to margins just given where they were operating.

Jonathan Goldman^ Okay. That's good color. And then maybe just circling back on that one, Phil, the revenue guidance, maybe switching to mix, maybe more currency in the sales this year? Is the offset the lower production volumes that you've updated the guide for?

Magna International Inc.

First Quarter 2026 Results Webcast

Philip Fracassa^ Yes. I would say when you think about -- so we’re kind of holding the EBIT -- we’re holding the EPS guide, we did see a little bit of a benefit on the interest line below EBIT as the free cash flow in the first quarter was much sooner than we anticipated that cash coming in. So it does -- will result in lower borrowings throughout the year, a little bit of interest benefit.

So while revenue is down a little bit with holding margins would bring EBIT down a little bit, got a little bit of offset in interest expense which kind of enables us to hold the range where it was before. And again, kind of holding the range despite the strong Q1 was really as much just being a little bit prudent on the rest of the year at this point.

Operator^ Your next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ One on margins. When considering the efficiency efforts that the company has underway for this year, the expectation of 35 to 40 bps as well as the portfolio optimization you announced relative to lighting and the rooftop part of the business. Maybe put that into the context of where Magna thinks its EBIT margins can go over the medium to longer term. And in the past, the company has spoken about the potential to get to a 7% plus type range. I'm curious where you think you are in that journey especially in light of some of the decisions and progress you reported today?

Seetarama Kotagiri^ Mark, I think I can tell you we are in a good path to the roadmap that we laid out. Right now, we are focused on executing like we did in Q1 over the last two or three quarters, and we see a good path into '26. That's why we were able to reaffirm the outlook of 2026.

Now regarding the midterm and long term, I would say the best time to get through that without confusing anything at the November Investor Day, we will be able to lay out the next three to five years.

Magna International Inc.

First Quarter 2026 Results Webcast

Mark Delaney^ Looking forward to that. My last question was around the production environment. You already described your view on overall production volumes by region, but you -- but I hope you can share a bit more around mix then. And curious if you're seeing any changes in the kind of vehicles your OEM customers are looking to manufacture, and perhaps is there some increase in the number of EVs and hybrids that they're planning to make in light of the recent increase in gasoline prices?

Seetarama Kotagiri^ It's not really a significant shift than what's been talked about. Obviously there is an increased interest in hybrids and it's very regional. In China, we continue to see the EV proliferation. In Europe, it's a little bit more hybrids, and EVs continue there at a slower pace maybe. In North America, we are seeing renewed interest in hybrids.

But in terms of vehicle segments, no, not really. We are not seeing a material shift in anything else.

Operator^ Your next question comes from the line of Michael Glen with Raymond James.

Michael Glen^ Swamy, with the wins happening in Europe with the Chinese OEMs, are you at all supplying any parts to those vehicles yet? Or is it strictly assembly? Is there an opportunity to expand and supply parts?

Seetarama Kotagiri^ Yes. I think, Michael, right now, it is just assembly. Obviously the conversations as this expands into volume, there is a localization discussion, and that's where we see the opportunity for other system and component supply.

Michael Glen^ Okay. And then just following on that, maybe just broadly with Europe. I know you don't break Europe out separately as a segment. But how do we sort of think about gains with new entrant OEMs into Europe? And then what appears to be the lagging legacy OEMs as a whole, is this a net negative to Magna? Or are the gains being made with the new entrants offsetting a difficult legacy business?

Seetarama Kotagiri^ Yes. Difficult to break down at that granularity for sure, Michael. I think I would say with the presence of Magna in China, and as we continue to build that relationships, we believe as they come to different parts of the world, we will have a seat at the table.

Magna International Inc.

First Quarter 2026 Results Webcast

At this point of time, it's very difficult to talk at that level to say how much and how it's offsetting and so on. But overall, we still continue to grow our business in Europe.

Operator^ That concludes our question and answer session. I will now turn it back to Louis Tonelli for closing comments.

Louis Tonelli^ All right. Thanks, everyone, for listening in today. If you have any follow-up questions, please don't hesitate to reach out to me. Thanks. And have a great day.

Operator^ Ladies and gentlemen, this does conclude today's conference call. Thank you all for joining. And you may now disconnect.